Filed by Life Storage, Inc.

(Commission File No. 001-13820)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Life Storage, Inc.

(Commission File No. 001-13820)

The following is a transcript of a joint call hosted by Extra Space Storage Inc. (“Extra Space”) and Life Storage, Inc. (“Life Storage”) on April 3, 2023.

Transcript of

Life Storage, Inc.

Extra Space and Life Storage Combination Conference Call

April 03, 2023

Participants

Jeff Norman - Senior Vice President, Capital Markets, Life Storage, Inc.

Joseph Margolis - Chief Executive Officer, Extra Space Storage, Inc.

Scott Stubbs - Executive VP & Chief Financial Officer, Extra Space Storage, Inc.

Joseph Saffire - CEO & Director, Life Storage, Inc.

Kenneth Woolley - Chairman, Extra Space Storage, Inc.

Analysts

Todd Thomas - KeyBanc Capital Markets

Steve Sakwa - Evercore ISI

Ki Bin Kim - Truist Securities

Michael Goldsmith - UBS

Juan Sanabria - BMO Capital Markets

Jonathan Petersen - Jefferies

Keegan Carl - Wolfe Research

Jonathan Hughes - Raymond James & Associates, Inc.

Presentation

Operator

Good morning and welcome to the Extra Space Storage and Life Storage Combination Conference Call. At this time, all participants have been placed on a listen-only mode and the floor will be open for your questions and comments after the presentation. [Operator Instructions].

It is now my pleasure to turn the floor over to your host, Jeff Norman, Senior Vice President, Capital Markets. Jeff, the floor is yours.

Jeff Norman - Senior Vice President, Capital Markets, Life Storage, Inc.

Thank you, Tom. Good morning everyone, and welcome to the joint conference call to discuss the combination of Extra Space Storage and Life Storage, which was announced earlier today. Joining me on the call are Extra Space Storage’s CEO, Joe Margolis; and CFO, Scott Stubbs; and Life Storage’s CEO, Joe Saffire.

Please remember that prepared statements during the course of this call may contain forward-looking statements as defined in the Private Securities Litigation Reform Act. Actual results could differ materially from those stated or implied by our forward-looking statements due to risks and uncertainties associated with both companies businesses. These forward-looking statements are qualified by the cautionary statements contained in the Company’s latest filings with the SEC, which we encourage our listeners to review.

Forward-looking statements represent management’s estimates as of today April 3, 2023. The company’s assume no obligation to revise or update any forward-looking statements because of changing market conditions or other circumstances after the date of this conference call.

I would now like to turn the call over to Joe Margolis, Chief Executive Officer of Extra Space Storage. Joe?

Joseph Margolis - Chief Executive Officer, Extra Space Storage, Inc.

Thanks, Jeff. And thank you everyone for joining us on this exciting day for Extra Space and Life Storage. With the unanimous support of both companies Board of Directors we are excited to be joining forces in a highly strategic business combination between two of the most diversified, highest quality and fastest growing storage portfolios.

We believe this combination will produce the preeminent storage platform, portfolio, and team in the country. For many years, we have been impressed with the Life Storage management team’s strategic repositioning of their portfolio, which has resulted in a highly diversified collection of excellent assets in strong growth markets. We admire Joe Saffire’s leadership of Life Storage through this transformation and we are excited that he is going to be joining our Board of Directors.

The Extra Space and Life Storage portfolios are highly complementary and while each are already top performers in the sector individually, we believe the combined portfolio will be greater than the sum of the parts. Our properties have sufficient overlap to deepen our scale in many markets, generate meaningful operating efficiencies, and provide us with an opportunity to unlock significant synergy value across the portfolio. However, the portfolios also have enough diversification that the combined portfolio has less than 11% exposure to any specific MSA, and the combination broadens our resulting exposure to high quality growth markets.

We also believe that the combination of our technology platforms plus the increased scale will provide additional sophistication to our digital marketing and revenue management strategies, enhancing property level revenue growth. Our scale will also provide benefits through synergies, third-party management relationships, reduced cost of capital, and additional external growth opportunities.

Lastly, given the similarities in both companies entrepreneurial cultures, we believe we are well established to realize those benefits as a combined company.

With that, it is my pleasure to hand it over to Joe Saffire to share his views of this highly compelling business combination.

Joseph Saffire - CEO & Director, Life Storage, Inc.

Thanks, Joe, for that introduction and good morning, everyone. We are incredibly pleased to have reached this agreement with Extra Space, which we are confident maximizes value for shareholders and is the best path forward for our company and all Life Storage stakeholders. This transaction represents an important milestone in our company’s journey and is a testament to the hard work and dedication of the Life Storage team.

Over the past several years, we have made significant progress transforming our business, having built a portfolio of newer, higher quality assets in attractive markets with strong demographics and a complementary and innovative operating platform that provides best-in-class service to our more than 675,000 customers.

Following Public Storage’s disclosure of its unsolicited proposal in early February, our Board and our outside legal and financial advisors engaged with several other parties. Our Board conducted a deliberate and comprehensive process. We created an even playing field to ensure that all interested parties were given access to the same information, had the same opportunity to conduct diligence, and were put in the same position to submit their best offer. Two bidders submitted best and final offers Friday evening, which allowed time this weekend for the Board to evaluate options and to make a determination.

Based on the superior value shareholders will receive with the Extra Space transaction, the Board unanimously determined to execute a definitive merger agreement with Extra Space. To be clear, the Extra Space offer delivered greater immediate value and in our Board’s judgment, provided the best opportunity for long-term value maximization for our shareholders.

We are excited about the combination and we are confident it represents the best path forward for our business. This transaction is about long-term value creation and we are confident that by combining with Extra Space, we will deliver superior long-term return for Life Storage shareholders and unlock additional value as a combined company that we could not have achieved on our own.

Life Storage shareholders will receive an immediate premium and benefit from the tremendous upside of the combined company through a significant ownership stake in the go-forward business of approximately 35%.

Importantly, when selecting a transaction partner, Extra Space was the clear strategic, cultural, and operational fit. We could not be more excited about this transaction and the value it will deliver for Life Storage shareholders. We look forward to working alongside the Extra Space team to take the combined company to new heights.

And with that, I’ll turn the call back over to Joe.

Joseph Margolis - Chief Executive Officer, Extra Space Storage, Inc.

Thank you, Joe. I would also like to complement the Life Storage team for their hard work and poise, and I look forward to getting to know and working closely together with you as we move forward.

I would now like to walk through a few details related to the transaction. Through this combination, we will create the preeminent self-storage company with the pro forma equity market capitalization of approximately $36 billion and an enterprise value of approximately $47 billion.

As we outlined in our press release, the proposed merger will be a tax free stock-for-stock transaction with Life Storage shareholders receiving 0.895 shares of Extra Space common stock for each Life Storage share they own. This will result in pro forma ownership of approximately 65% for Extra Space shareholders and 35% for Life Storage shareholders.

Due to the similar leverage profiles of the companies, it will be a leverage neutral transaction. The Extra Space Board will expand from 10 to 12 directors, consisting of nine directors from Extra Space’s Board and three directors from Life Storage. We anticipate the closing of the transaction the second half of 2023.

This transformative merger will result in an entity that is more than 50% larger by store count than Extra Space’s current portfolio. With almost 1,900 wholly-owned stores, over 450 stores in joint ventures, and almost 1,200 stores managed for third-party owners, for a total of over 3,500 stores. This will make Extra Space the largest storage platform and the 6th largest REIT in the RMZ. It will result an increased geographic diversification as well as a 5% increase in stores located in high growth sunbelt markets.

While our increased size and scale certainly provide unique operational efficiencies and external growth opportunities, and expanded industry relationships. We also believe it provides significant value due to the greater access we gain to data and customer information. Leveraging this data across 3,500 stores will provide even stronger insights in decision-making.

Further, there are significant embedded growth drivers, which will result from the transaction. Our pool of properties to evaluate for opportunities such as expansion, redevelopment, solar and lighting efficiency projects and more will grow substantially. With broader industry relationships, we will have greater reach and scale to offer management services as well as complementary products such as tenant insurance, bridge lending, preferred equity opportunities, and new joint venture relationships. Each of these strategies will build our future acquisition pipeline.

I will now turn the time over to Scott to discuss the financial impact and synergies.

Scott Stubbs - Executive VP & Chief Financial Officer, Extra Space Storage, Inc.

Thank you, Joe, and good morning, everyone. We believe that there are at least $100 million in annual run rate synergies with this transaction. Approximately 40% of these synergies will be driven by specific G&A and expense savings through anticipated scale efficiencies at the corporate and property level. We also believe we will be able to generate additional proceeds from tenant insurance at all locations due to Extra Space’s higher average penetration rate and higher tenant insurance revenue per location.

However, we are most excited about the revenue synergies we believe will result from integrating the Life Storage properties onto our marketing revenue management and operating platforms. Extra Space stores have achieved higher average rates per square foot than the average Life Storage property in the same MSAs as well as in the same micro market trade areas.

In both cases, average occupancy at the Extra Space stores was 200 basis points higher. We have a track record of being able to optimize performance of newly onboarded stores to reach the performance of our legacy assets in a market, and we are confident we can achieve our underwritten synergies with potential to reach even stronger NOI margins.

We are confident our portfolio data helps us produce accurate underwriting and that these synergies are achievable. We have a long track record in the self-storage sector of successful M&A, including Storage USA, SmartStop, and Storage Express, and we have a history of meeting or exceeding our anticipated synergies.

Our team has significantly experienced onboarding properties onto our platform, including the successful integration of many properties formerly managed by Life Storage. We are confident we can provide shareholders with another smooth transition with this merger. We expect to reach an accretive run rate to core FFO within the first year and that the synergies will grow in future periods.

In addition to the $100 million in conservatively underwritten synergies, we have not quantified additional potential synergies which we believe can add value to the combined entity. They include a lower cost of capital, a potential opportunity for a future credit rating upgrade, operational efficiencies through improved purchasing power and power and efficiencies, stronger data and analytics, widening of the top of the customer acquisition funnel, store densification, and additional opportunities for capital deployment.

Given the all-stock nature of the transaction and similar leverage profile of both companies on a standalone basis, the transaction will not result in an increase of leverage, and with the realization of synergies over time, the leverage profile may come down. In short, we think that this strategic combination of two great storage companies will provide benefits for shareholders in the short-term and for many years to come. And as both companies regularly say, it is a great time to be in storage.

As we move to Q&A, I would also like to mention that Mark Barberio, the Chairman of Life Storage and Ken Woolley, the Chairman of Extra Space have joined us and are available for questions as needed.

With that operator, let us open it up for questions.

Operator

Certainly, the floor is now open for questions. [Operator Instructions]. And the first question this morning is coming from Todd Thomas from KeyBanc Capital Markets. Todd, your line is live.

Q: Yes, hi, good morning. Thanks for taking my question. First question for Joe Saffire, appreciate some of the comments that you made about the process you ran. Can you just talk a little bit more about how deep the interest level was? And specifically, can you speak to how the discussions perhaps with PSA evolved a little bit throughout the process and whether or not there’s a go shop in the merger agreement?

Joseph Saffire - CEO & Director, Life Storage, Inc.

Hi Todd, thanks for the question. Those details will be coming out in the proxy. I can tell you what I said in my opening remarks, that we had two final bidders on Friday and the Board chose the bidder that provided the most immediate value today and for the shareholders in the long run.

Q: Okay. Maybe for the EXR team for Joe Margolis. Just wanted to be clear here, are you intending to rebrand the LSI portfolio to EXR’s brand and banner? And are there expected costs that you expect to realize over the course of the next year or so associated with the rebranding?

Joseph Margolis - Chief Executive Officer, Extra Space Storage, Inc.

Good morning, Todd. Thanks for the question. So our portfolio has significant overlap, but there are some markets where we don’t have sufficient density to justify two brands. So in those markets, we will move to rebrand the Life Storage stores to Extra Space, and that will take some time.

And in the other markets, during that time, we’ll have a natural test of operating two brands, which we know how to do and we do right now. And we will gather the data and see if the benefit from two brands provides a significant sufficient return on the cost of running an additional brand.

And we’ll make our decision based on what that data tells us. And I’m referring to wholly owned stores, right. For managed stores and joint ventures, we’ll have to sit down with those partners and have a discussion about what their plans and hold periods are and come up with solutions that work for them.

Our underwriting assumes the cost of rebranding every single store. So I think we’re protected there on the absolutely most expensive option or course of action.

Q: Okay. And what percent, though of the wholly owned portfolio would you expect to be rebranding based on sort of that overlap analysis and I guess if you could maybe discuss both the third-party management and tenant insurance in a little bit more detail. You mentioned in your opening remarks, some of the upside that you expect with regards to tenant insurance, but how will that be handled with existing renters that are accustomed to paying a certain fee structure?

Can you just talk about that and sort of the transition and timeline to maybe transition those customers over?

Joseph Margolis - Chief Executive Officer, Extra Space Storage, Inc.

Sure. So with respect to the branding question, I don’t have a specific answer. We need to do a lot of market research and analysis and figure out exactly what stores will be rebranded right away and which ones will be scheduled further down the line, assuming a dual brand structure doesn’t work for those stores.

With respect to managed contracts, we will assume all of the existing Life Storage managed contracts, many, many of them are with parties we already manage for. And we’ll abide by the terms of those contracts, which are different with respect to tenant insurance than ours are.

But we’ll also have discussions, like we do with all of our counterparties, about their long-term business goals and needs, and we’ll see where that takes us in the future. We have not underwritten changing the terms of in place contract in our models.

Q: Okay. And just the last one for Scott. Perhaps you’re expecting accretion in year one on a core FFO basis, can you just talk about the mark-to-market of debt and whether you expect this to be accretive on a cash basis in year one?

Scott Stubbs - Executive VP & Chief Financial Officer, Extra Space Storage, Inc.

So all of our modeling is more on a cash basis. I think that we expect to see revenue synergies earlier than some of the expense synergies. We think that some of those expense synergies will take some time to achieve in terms of the savings at the stores as well as the G&A. But we do expect the revenue synergies to be in place in the first three to six months.

Q: Okay, got it. So you expect this to be, so your comments around this being accretive year one, that’s on a cash basis, that excludes any potential mark-to-market of debt or anything else that’s non-cash?

Scott Stubbs - Executive VP & Chief Financial Officer, Extra Space Storage, Inc.

It does. Correct.

Q: Okay, great. All right, thank you.

Scott Stubbs - Executive VP & Chief Financial Officer, Extra Space Storage, Inc.

Thanks, Todd.

Operator

Thank you. Your next question is coming from Steve Sakwa from Evercore ISI. Steve, your line is live. Please go ahead.

Q: Great. Thanks. Good morning and congrats. I guess I wanted to go to Slide 11 in the deck, and I guess I just wanted to focus on G&A for a minute. If I’m reading the slide correctly. I guess for both Joe’s, it seems like you’ve got about a 30% reduction kind of in your expectation on G&A from what Life Storage had recorded. And I think our projections were around $70 million. So that’s only about a $20 million G&A savings. Am I thinking about that correctly? And maybe I guess why wouldn’t you get more G&A savings? Is it because you have to run two brands, or is there something else we’re missing?

Joseph Margolis - Chief Executive Officer, Extra Space Storage, Inc.

No, so it’s about $23 million of G&A savings. So you’re spot on there, and we looked at it two ways. One is, in our underwriting for an acquisition or management of new store, we include in our modeling an additional $42,000 worth of G&A savings. That’s how we underwrite deals and how we look at that number every year to make sure the incremental G&A as we get bigger is accounted for.

So that was one way we looked at it. Then the second way is we went department-by-department at Extra Space and said if we take on an additional 1,200 stores, how many more accountants do we need, what do we need to do to the internal audit department?

And we went kind of bottom up there and we came to a number that was very, very close to 42,000 store as well. So that’s how we came up with our savings. We of course will try to do better, but we don’t in any way want to be aggressive in our underwriting on this line item or others.

Q: Okay. And just maybe to circle back to the $100 million, so if sort of in the $20 million, $25 million range is G&A it looks like there’s some lower marketing expenses and the revenue synergies, I guess if you’re keeping two brands, I guess presumably you need to run two revenue management systems. I guess, how do you sort of merge the benefits of your revenue management system into the LSI to kind of drive that, I guess revenue upside that you sound like you are more confident in getting short-term than maybe additional cost savings?

Joseph Margolis - Chief Executive Officer, Extra Space Storage, Inc.

So we won’t run two revenue management systems. We just last month in March finished putting all the Storage Express stores on our platform and they’re now being run on our revenue management system. So we will take the best of what Life Storage revenue management system and processes have and merge that in with ours and run one system. So let me back up and I’m sorry if talking to Todd, I confuse people about the two brands.

This is underwritten as if we have one brand and we’ve underwritten rebranding of every store and we’ve underwritten the marketing savings that you get from one brand. During the period that we will naturally run two brands, we will learn of the top of the funnel and revenue uplift from having a second brand. If that revenue uplift it is sufficient enough that we can give up some of this marketing savings and it can cover the additional cost of having a second brand, then we’ll proceed in that direction. If not, we’ll proceed in the direction as underwritten, which is one brand.

Q: Okay. So again, just to be clear, the $100 million I guess you’re really saying is you think those are revenue synergies and/or cost savings that you’re going to get in year one. And it sounds like if I had to split kind of 60% on the revenue side and 40% on the expense side?

Joseph Margolis - Chief Executive Officer, Extra Space Storage, Inc.

That’s correct.

Q: Okay. Great. Thanks. That’s it for me.

Joseph Margolis - Chief Executive Officer, Extra Space Storage, Inc.

Thank you.

Operator

Thank you. The next question is coming from Ki Bin Kim from Truist. Ki Bin, your line is live.

Q: Yes. Thanks. Good morning. So obviously you could have grown your company over time just going through your normal acquisition route versus doing a bigger deal like this by $16.5 billion on an asset base side. Obviously, if you did one off transactions, it could have been more accretive on a deal-by-deal basis. How do you - so how did you balance going about your normal acquisition route versus buying LSI, although accretive maybe not as accretive on a per deal basis?

Joseph Margolis - Chief Executive Officer, Extra Space Storage, Inc.

I think the ability to get the advantages of scale immediately, as opposed to taking the years and years and years that it would take to buy 1,200 stores or add 1,200 stores to our platform are meaningful. The greater data we get from 50% stores will really improve our customer acquisition and web presence and just decision making on how to do things. The expanded industry relationships we get will produce more growth in our ancillary businesses, be that bridge loans or management or other areas.

And as I mentioned in my remarks, the greater internal growth opportunities such as just having 50% more stores to look at for expansions or redevelopments, the improved diversification of the larger pool and the improvement of our balance sheet, we’ll have less secured debt. Obviously that means a larger pool of unencumbered assets and just a larger balance sheet which the rating agencies and lenders like. So I think the immediacy of gaining the scale will drive sooner value creation than if we took years and years to build it up.

Q: And can you comment on the accretion math? So not on a first year basis, but on a kind of fully loaded annualized basis, what kind of FFO accretion are we talking about? And tied to that, I was a little surprised that the $100 million synergies. Is more of it coming from revenue upside than expense savings. So I was wondering if you could touch a little bit more deeper on the revenue side of it.

Joseph Margolis - Chief Executive Officer, Extra Space Storage, Inc.

Sure. So I’ll go backwards here, if that’s okay. And Steve pointed us to Page 11 in the deck, and that would be the page I would point you to. We did two very thorough analyses of our respective portfolios, and we did one at the MSA level and in the top 15 MSAs where we overlapped, we had 180 basis point occupancy gap, greater occupancy than the Life Storage stores, and a 13.8% revenue gap. Then we looked at all the other markets outside of the top 15 and had very similar numbers.

And then the second analysis we did is we found 101 Life Storage properties that competed directly with 239 similar Extra Space properties. So same submarket, same age quality, climate control versus climate control, as apples and apples as we could get. And in that analysis, we had a 210 basis points occupancy advantage and a 15.9% property rent advantage. So, because these two results, these two studies and others that we did produced very similar results, we had a great degree of confidence in these results. So we believe we can - we strongly believe when we get these properties on our system, on our platform, we can close these gaps.

We have not underwritten fully closing these gaps. There’s a lot of conservatism in our underwriting. And what gives us another aspect that gives us a high degree of confidence here is we’ve seen this and done this all the time. We bought $8 billion worth of properties over the last five or six years, and our experience with bringing properties onto our platform and seeing the NOI uplift that we can produce is consistent and reliable. So that gives us a huge degree of confidence in these numbers.

With respect to your first question now, I talked so long, I forgot it was FFO growth. We’re looking at about 1% FFO accretion based on the $100 million of synergies, and we hope and expect to do better, which will produce better FFO accretion.

Q: Okay. Thank you.

Operator

Thank you. And your next question is coming from Michael Goldsmith from UBS. Michael, your line is live. Please go ahead.

Q: Good morning. Thanks a lot for taking my question. Congratulations, everyone. My first question is about just the kind of like the long-term earnings algorithm for Extra Space. Prior to this transaction and then afterwards, how do we think about the opportunities here on a longer-term basis? And the ability to Extra Space has already had kind of like leading performance from a core FFO growth. But how does that algorithm change with this new portfolio over the long-term?

Joseph Margolis - Chief Executive Officer, Extra Space Storage, Inc.

Well, we intended not to change. And we continue to have leading performance. A lot of the advantages of scale I won’t repeat myself are going to allow us to not only continue to lead the industry in same-store performance, but all of our ancillary business and investments, will be able to juice the growth of those with the bigger platform, the greater relationships, the resources that get us from Life Storage.

Q: Got it. And then on the difference in operating margin, we’ve kind of gone through this process before and looked at kind of like what it would look like to mark one portfolio up to another operating margin. But just in this case, I think there’s a 400 basis points gap, I guess. How do you think about the opportunity for kind of the core Extra Space business with adding the greater scale and can kind of the sum of these two businesses, can that push like the target operating margin above and beyond where the combined portfolio would be?

Joseph Margolis - Chief Executive Officer, Extra Space Storage, Inc.

Yes, absolutely. So we do see some expense savings particularly at the marketing side. Scott, in his comments, gave some other examples that are not underwriting - underwritten, greater buying power, densification of the stores. All of those lead to more efficient operations and lower expenses, and we haven’t underwritten those. It’s a relative element of conservatism. And I just went through the more important in a high margin business, the more important side of the equation is the revenue side. And we feel real confident for the reasons that Ki Bin and I were speaking about.

The other aspect of revenue we haven’t spoken about is we have both higher average premium and higher penetration on tenant insurance. And for the last two years, we’ve onboarded more than one new Extra Space store every business day. And in all of those onboards, we take the current tenant and convert them within a very short period of time to our higher tenant insurance policy. So we’ve done that hundreds and hundreds of times. We know how to do it, we know how it works, and that’s going to be some low hanging fruit for us early in the combination of the companies.

Q: Got it. And just one final one for me. We calculated that 19% or Life Storage stores have about 0.19 Extra Space stores within a five minute drive time. So can you just talk a little bit about the benefits that you get from eventually moving these onto the same platform and just having that density in the market and how that can drive upside?

Joseph Margolis - Chief Executive Officer, Extra Space Storage, Inc.

Sure. There’s several ways, I’ll give you a couple. One is as simple as the more dense the stores get, the more stores an individual district manager can manage. So our district managers now cover an average of 17 stores. But if those stores were spread out over a wide geography and they have to spend a lot of time driving around, they can handle fewer stores. So the denser they are, the more efficient you get at the district manager level and training and HR and all of those things.

Secondly is with greater densification, you get efficiencies in marketing spend, and that is underwritten and we did go through some of those numbers.

Q: Thank you very much.

Operator

Thank you. Your next question is coming from Juan Sanabria from BMO. Juan, your line is live. Please go ahead.

Q: Thank you. Just, I guess a couple of follow-ups. First, what is the underwritten timing of getting the $100 million of synergies, both revenue and costs? And then to the prior question of the 1% accretion, does that assume the full $100 million in savings and what was the time period for that 1% roughly?

Joseph Margolis - Chief Executive Officer, Extra Space Storage, Inc.

The 1% assumes the run rate of the full $100 million. We think by towards the end of year one, we should be at that $100 million run rate. But we do think the revenue ones are achieved earlier, and we should be able to move towards those more quickly with the expense savings coming more in the back half of the year. But the 1% assumes $100 million run rate.

Q: Thanks. And then on the third-party management I guess as well as some of the JVs that you guys have, how are those contracts structured in terms of duration to where you’d be able to reset to the higher tenant reinsurance capture?

Joseph Margolis - Chief Executive Officer, Extra Space Storage, Inc.

So the contracts are of relatively short duration, but they all have both ours and the ones we’ve seen at Life Storage have termination rights on 30, 60, 90 days’ notice. The joint ventures have much longer terms.

Scott Stubbs - Executive VP & Chief Financial Officer, Extra Space Storage, Inc.

And Juan, maybe one other point of clarification here. Our underwriting assumes moving our tenant insurance, the people that are covered to our policy and our rates. It doesn’t assume a change in how we’re handling the third-party managed contracts.

Q: Thank you.

Operator

Thank you. Your next question is coming from Jon Petersen from Jefferies. Jon, your line is live. Please go ahead.

Q: Great, thank you. I wanted to ask about some for LSI, some of the joint ventures and third-party management agreements that they have. Joe Saffire, I think on the last call you kind of implied that from PSA’s unsolicited bid, you had received some inbounds from some of your JV partners that they weren’t necessarily thrilled. I’m just curious how much those partners and their relationships played into you guys deciding to merge with Extra Space and what kind of friction there would be in transitioning some of those joint ventures and just kind of I’m just curious of the complications of switching brands on where you have, like, a third-party management contract. Because I’m sure that was a contract on the LSI brand. So how does that work in terms of switching those partners over to Extra Space?

Joseph Saffire - CEO & Director, Life Storage, Inc.

Yes, hi. Thanks for the question. Obviously, the board made a decision really based on value of the offer that was put in front of us and really the JV and third-party management didn’t factor into that. Obviously, Extra Space has been the leader in third-party management and JVs, they know how to do it very well. We’ve been playing catch up for the last few years. I think they do a great job and I think all of our stakeholders, whether they’re 3PM owners or JV partners, we will be very pleased with the combination of the two companies.

In terms of branding, I think that will be something that the Extra Space team will be looking at. Joe talked about the testing, which we fully support, and we’ll go from there. I think if there is any branding that’s changed, I think it depends on the contracts, but usually the operator would pay for branding.

Joseph Margolis - Chief Executive Officer, Extra Space Storage, Inc.

Which is how we underwrote it.

Q: Got it. Okay. And then just one other question. So Public Storage wanted to structure as a taxable transaction. You guys explicitly said this would be tax free. Can you just talk about like why do one versus the other and why you’re doing tax free?

Joseph Saffire - CEO & Director, Life Storage, Inc.

Yes, your reason to do it taxable versus tax free is going to be to take the accelerated depreciation and the stepped up basis. So we determined that kind of based on how we operate things, we typically don’t use that accelerated depreciation and we’ve chosen to take the depreciation expense and distribute that money back to our shareholders.

Q: Great. That’s all for me. Thank you. Congrats.

Operator

Thank you. Your next question is coming from Keegan Carl from Wolfe Research. Keegan, your line is live. Please go ahead.

Q: Hey, guys, thanks for the time. Just one for me, and it’s for EXR, so you guys recently completed this Storage Express deal, and you mentioned that it’s now on your operating platform. I was curious what kind of thoughts you have behind LSI’s portfolio. What percentage of that portfolio would be a logical fit for the remote management?

Joseph Margolis - Chief Executive Officer, Extra Space Storage, Inc.

Yes, it’s work we have to do, we have to run through and look at a lot of the different factors and data that would make Storage Express existing assets, candidates for that type of operations. But having these different options provides us with a lot of flexibility on how to maximize operations at a store.

Q: Okay, so there’s nothing in the underwriting at all that would assume any synergies from remote management?

Joseph Margolis - Chief Executive Officer, Extra Space Storage, Inc.

There is not.

Q: Got it. Thanks guys.

Operator

Thank you. The next question is coming from Jonathan Hughes from Raymond James. Jonathan, your line is live. Please go ahead.

Q: Hey, good morning. Question for Joe Margolis. I’m curious if any JV transaction with one of your existing or institutional partners was considered to help further improve accretion or if a deal of this size, speed and the uncertain economic environment made that less attractive or more challenging?

Joseph Margolis - Chief Executive Officer, Extra Space Storage, Inc.

Certainly, the accelerated speed at which this transaction happened made it difficult to have those types of conversation with joint venture partners. But that’s not to rule out us looking at the portfolio and when we do that and try to optimize it, maybe spending a few assets into a JV, that is something we will certainly consider.

Q: Okay. And then one for Scott Stubbs. I see combined pro forma leverage is around five terms. But as you said, that’s likely going lower after synergies and same sort of growth this year and next, has Extra Space’s leverage target changed from I think the prior range is kind of 5.5 to 6 times or are we just running lower than that target now because of the higher interest rate and uncertain economic environment?

Scott Stubbs - Executive VP & Chief Financial Officer, Extra Space Storage, Inc.

So we’ve run lower than where we typically targeted and part of that is market conditions, part of that is opportunities. And I think one of the things we’ll have to consider going forward is do we want to consider operating at this level and looking at potential ratings upgrade. I think with the size of this transaction it’s really attractive to rating agencies. Obviously, scale is one of the things, they look at when they consider ratings upgrades.

Q: Okay, and then just one more for me, and this is for Ken Woolley, since we don’t typically have you on these calls, obviously self-storage is a recession resilient business and that has been proven through prior downturns. But is anything different today that might give you pause? Or is anything different that might actually make you more constructive that self-storage could perform even better than in prior downturns? Thank you.

Kenneth Woolley - Chairman, Extra Space Storage, Inc.

Well, I don’t get to talk very often on these calls, but I probably had more experience now than anyone in the room with this. And we have had wonderful experience in self-storage in really the recession of 1990, the recession of 2000, the recession of 2008, and now if there is a recession, this current potential recession. What has changed now is that we have better systems, we have better densification of storage something like 11% to 12% of all U.S. households are using storage and it is very sticky in demand. And the result of that is that people just don’t leave and people continue coming in. And we have seen that time and time again.

The biggest threat to storage in terms of revenue growth is too many properties being built. And the benefit of the current interest rate environment is that it’s going to slow down the development of new properties which will, I believe it will enhance the growth of the existing properties.

So to me, I’m not worried at all about a coming recession on the storage dynamics. By the way, I would say there was really no downturn in storage in 1989 to 1992, there just wasn’t. And there wasn’t in 2001 and there wasn’t really hardly any in 2008. Just a little bit in early 2009, two or three percentage points. So it is remarkably recession resistant business.

Q: All right. Thanks for the color. Congrats, everyone.

Operator

Thank you. And there are no further questions in queue. At this time, time, I would now like to turn the floor back to Joe Margolis for closing remarks.

Joseph Margolis - Chief Executive Officer, Extra Space Storage, Inc.

Thank you again for joining today’s call. We appreciate your interest in this strategic combination. I also want to thank all the Extra Space and Life Storage folks who’ve worked so hard and our legal and financial advisors really did yeoman’s work putting this together in a short period of time. I hope everyone has a good day and we look forward to speaking with you very soon.

Operator

Thank you. This does conclude today’s conference call. You may disconnect your phone lines at this time and have a wonderful day. Thank you for your participation.

Forward Looking Statements

The statements in this communication that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Extra Space and Life Storage operate as well as beliefs and assumptions of Extra Space and Life Storage. Such statements involve uncertainties that could significantly impact Extra Space’s or Life Storage’s financial results. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” and “estimates,” including variations of such words and similar expressions, are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that Extra Space or Life Storage expects or anticipates will occur in the future - including statements relating to any possible transaction between Extra Space and Life Storage, acquisition and development activity, disposition activity, general conditions in the geographic areas where Extra Space or Life Storage operate, and Extra Space’s and Life Storage’s respective debt, capital structure and financial position - are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Extra Space and Life Storage believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, neither Extra Space nor Life Storage can give assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) Extra Space’s and Life Storage’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (iii) risks related to diverting the attention of Extra Space’s and Life Storage’s management from ongoing business operations; (iv) failure to realize the expected benefits of the proposed transaction; (v) significant transaction costs and/or unknown or inestimable liabilities; (vi) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; (vii) the risk that Life Storage’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (viii) risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; (ix) the effect of the announcement of the proposed transaction on the ability of Extra Space and Life Storage to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (x) risks related to the market value of the Extra Space common stock to be issued in the proposed transaction; (xi) other risks related to the completion of the proposed transaction and actions related thereto; (xii) national, international, regional and local economic and political climates and conditions; (xiii) changes in global financial markets and interest rates; (xiv) increased or unanticipated competition for Extra Space’s or Life Storage’s properties; (xv) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xvi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xvii) availability of financing and capital, the levels of debt that Extra Space and Life Storage maintain and their credit ratings; (xviii) environmental uncertainties, including risks of natural disasters; (xix) risks related to the coronavirus pandemic; and (xx) those additional factors discussed under Part I, Item 1A. Risk Factors in Extra Space’s and Life Storage’s respective Annual Reports on Form 10-K for the year ended December 31, 2022. Neither Extra Space nor Life Storage undertakes any duty to update any forward-looking statements appearing in this communication except as may be required by law.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Extra Space intends to file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Extra Space and a joint proxy statement of Extra Space and Life Storage (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to Extra Space’s stockholders and Life Storage’s stockholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Extra Space and Life Storage with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Extra Space with the SEC will be available free of charge on Extra Space’s website at www.extraspace.com or by contacting Extra Space’s Investor Relations at info@extraspace.com. Copies of the documents filed by Life Storage with the SEC will be available free of charge on Life Storage’s website at www.lifestorage.com or by contacting Brent Maedl with Life Storage’s Investor Relations department at bmaedl@lifestorage.com or by calling (716) 328-9756.

Participants in the Solicitation

Extra Space and Life Storage and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Extra Space is available in the Extra Space proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 5, 2022. Information about directors and executive officers of Life Storage is available in the Life Storage proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 14, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Extra Space and Life Storage as indicated above.

No Offer or Sale

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.